Exhibit 99.1

UNGAVA MINES INC.	February 12, 2008
For Immediate Release	Issued and Outstanding:
92,688,976 Common Shares

PRESS RELEASE

Allammaq Discovery and First Resource Estimate:
Expo Ungava Property
Exploration Update

Toronto ON, February 12, 2008 – Ungava Mines Inc. (the “Corporation”) (OTCBB: UGVMF) is pleased to advise that Canadian Royalties Inc. (TSX: CZZ) plans to release the first resource estimate by the end of March 2008 on the recently discovered Allammaq deposit which is located on the co-owned Expo Ungava Property.

The Allammaq mineralization was first mentioned in the CZZ press release dated September 5, 2007. Impressive ore grade intersections that were announced (see the CZZ press releases February 7, 2008, January 21, 2008, November 20, 2007, October 24, 2007 and September 19, 2007), demonstrate that the delineation of this significant ore zone will add considerable economic value to the Property. This newly discovered mineralized zone has been drill tested along strike for approximately 250 meters with widths in the order of 125 meters and drill intersections that exceed 40 meters in the centre of the deposit. Thirty drill holes have been released to date and according to Canadian Royalties, this deposit remains open in all directions. This first resource estimate on Allammaq along with its location with respect to the nearby Mesamax deposit will upgrade the economic viability for placing the co-owned Property into commercial production. The recognition that the Allammaq, Mesamax and TK deposits appear to be hosted within the same dyke system suggests that the eastern part of the Property possesses a high potential for additional discoveries.

The Expo Ungava Property is currently owned 30% by the Company’s subsidiary and 70% by Canadian Royalties Inc.

For further information, contact:

Allan Miller
Vice-President
Ungava Mines Inc.
Telephone No: (613) 231-5656

This news release contains forward-looking statements within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties and other factors which may cause the Company’s results to differ materially from expectations. These include risks relating to market fluctuations, investee performance and other risks. These forward-looking statements speak only as of the date hereof. The Company disclaims any intent or obligation to update these forward-looking statements.